REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT
ON FORM 10-12G

BRAC GLOBAL AUTOMOTIVE, INC.
159 W. Orangethorpe Ave
Suite A
Placentia, CA 92870

January 14, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	BRAC Global Automotive, Inc. Request for Withdrawal of Registration Statement on Form 10-12G Filed November 18, 2014 (SEC File No. 000-55322)

Gentlemen:

Effective as of the date hereof, BRAC Global Automotive, Inc.., a Nevada corporation (the “Company”), hereby withdraws its Registration Statement on Form 10-12G (File No. 000-55322) (the “Form 10”) filed with the Securities and Exchange Commission on November 18, 2014. The Company is withdrawing the Form 10 to consider other corporate alternatives to voluntarily registering its common stock on the Form 10.

If you have any questions regarding this request for withdrawal, please contact William Eilers, Esq. of Eilers Law Group, P.A., counsel to the Company, at (786) 273-9152, or the undersigned at (310) 884-3332. Thank you for your attention.

Sincerely,

/s/ Ben Rainwater
Ben Rainwater
Chief Executive Officer

cc:     William Eilers, Esq.